Exhibit 99.1

Financial Statements – Non-IFRS Financial Measures

To supplement our Consolidated Financial Statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this report: (i) Adjusted Consolidated EBITDA, (ii) Adjusted Segment EBITDA, (iii) Adjusted Consolidated EBIT, (iv) Adjusted Segment EBIT, (v) Adjusted Free Cash Flow, (vi) Adjusted Free Cash Flow from Operations, (vii) Net Debt, (viii) Net Debt to Adjusted Consolidated EBITDA and (ix) Adjusted Consolidated Net Income.

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures of each non-IFRS measure. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.

We use non-IFRS measures to internally evaluate and analyze financial results. We believe these non-IFRS financial measures provide investors with useful supplemental information about the liquidity and financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and enable comparison of our financial results with other public companies, many of which present similar non-IFRS financial measures.

There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT

We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT in this report as supplemental measures of performance of our company and of each operating segment, respectively, that are not required by, or presented in accordance with IFRS. Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the period, as applicable, before interest expense, income taxes, depreciation and amortization, foreign exchange gains or losses, other net financial expenses; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item: “Reserve from the sale of non-controlling interests in subsidiaries.” We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation for the period, as applicable, before depreciation and amortization; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item: “Reserve from the sale of non-controlling interests in subsidiaries.”

We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the period, as applicable, before interest expense, income taxes, foreign exchange gains or losses and other net financial expenses; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset farmland. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation for the period, as applicable; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item: “Reserve from the sale of non-controlling interests in subsidiaries.” We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBIT and Adjusted Segment EBIT are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry.

Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations

We define Adjusted Free Cash Flow as (i) net cash generated from operating activities, less (ii) net cash used in investing activities, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities less (ii) net cash used in investing activities, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; plus (v) expansion capital expenditures.

Expansion capital expenditures is defined as the required investment to expand current production capacity. We define maintenance capital expenditures as the necessary investments in order to maintain the current level of productivity both at an agricultural and industrial level.

We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt, and/or to provide a return to shareholders in the form of dividends and/or share repurchases, among other things.

We believe Adjusted Free Cash Flow from Operations is an important liquidity metric for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company’s operations after paying for interests, taxes and maintenance capital expenses. We believe this metric is relevant in evaluating the overall performance of our business.

Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash

Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated, cash flows from operating activities, net increase, (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.

Net Debt and Net Debt to Adjusted Consolidated EBITDA

Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents. This measure is widely used by management.

Our management team is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.

We believe that the ratio of net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

Adjusted Consolidated Net Income

We define Adjusted Consolidated Net Income as (i) Profit/ (Loss) of the period, plus (ii) any non-cash finance costs resulting from foreign exchange losses for such period plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item: “Reserve from the sale of non-controlling interests in subsidiaries.” We believe that Adjusted Consolidated Net Income is an important measure of performance for our company allowing investors to evaluate and compare our consolidated results without the effects of non-cash financial results that arise from the revaluation of our net monetary position held in foreign currency. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated Net Income differently, and therefore our Adjusted Consolidated Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Summary Financial and Other Information

The following selected financial data as of December 31, 2016, 2015 and 2014 and for the three years in the period ended December 31, 2016 have been derived from our Audited Consolidated Financial Statements incorporated herein by reference herein to our Annual Report. The selected financial data as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 have been derived from our Unaudited Interim Consolidated Financial Statements incorporated by reference herein to our Form 6-K furnished to the SEC on August 16, 2017 (first report furnished on such day only).

	Six Months Ended June 30,		Year Ended December 31,
	2017 (Unaudited)	2016 (Unaudited)	2016	2015	2014
	(In thousands of $)
Statements of Income Data:
Sale of goods and services rendered	394,621	290,704	869,235	674,314	722,966
Cost of goods sold and services rendered	(335,309)	(238,428)	(678,581)	(557,786)	(605,325)
Initial recognition and changes in fair value of biological assets and agricultural produce	22,702	83,494	125,456	54,528	100,216
Changes in net realizable value of agricultural produce after harvest	3,193	(369)	(5,841)	14,691	3,401
Margin on manufacturing and agricultural activities before operating expenses	85,207	135,401	310,269	185,747	221,258
General and administrative expenses	(28,501)	(21,610)	(50,750)	(48,425)	(52,695)
Selling expenses	(37,077)	(27,165)	(80,673)	(70,268)	(78,864)
Other operating income, net	36,138	(34,161)	(8,297)	31,066	11,977
Share of loss of joint ventures	–	–	–	(2,685)	(924)
Profit from operations before financing and taxation	55,767	52,465	170,549	95,435	100,752
Finance income	5,222	5,071	7,957	9,150	7,291
Finance costs	(45,410)	(67,918)	(165,380)	(116,890)	(86,472)
Financial results, net	(40,188)	(62,847)	(157,423)	(107,740)	(79,181)
Profit / (Loss) before income tax	15,579	(10,382)	13,126	(12,305)	21,571
Income tax (expense) / benefit	(5,811)	(4,616)	(9,387)	7,954	(10,535)
Profit / (Loss) for the period / year	9,768	(14,998)	3,739	(4,351)	11,036

Attributable to:
Equity holders of the parent	8,694	(16,385)	2,039	(5,593)	11,116
Non-controlling interest	1,074	1,387	1,700	1,242	(80)

Earnings/(Loss) per share from operations attributable to the equity holders of the parent during the period / year:
Basic	0.072	(0.135)	0.017	(0.046)	0.092
Diluted	0.071	(0.135)	0.017	(0.046)	0.091

	Six Months Ended June 30,		Year Ended December 31,
	2017 (Unaudited)	2016 (Unaudited)	2016	2015	2014
	(In thousands of $)
Cash Flow Data:
Net cash generated from operating activities	50,899	9,762	255,401	145,186	120,151
Net cash used in investing activities	(101,391)	(55,463)	(122,014)	(125,051)	(300,472)
Net cash generated from financing activities	118,963	4,313	(181,682)	92,413	73,289
Other Financial Data:
Adjusted Segment EBITDA (unaudited)(1)
Crops	20,424	20,356	27,462	33,211	36,671
Rice	5,215	9,014	11,698	6,274	14,198
Dairy	4,814	1,419	5,717	6,356	9,663
All other segments	184	490	9,085	677	686
Farming subtotal	30,637	31,279	53,962	46,518	61,218
Ethanol, sugar and energy	91,626	72,728	265,044	167,180	200,441
Land transformation	–	–	–	23,980	25,508
Corporate	(10,330)	(9,637)	(20,957)	(21,776)	(23,233)
Adjusted Consolidated EBITDA (unaudited)(1)	111,933	94,370	298,049	215,902	263,934

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and the reconciliation in the table below.

	As of June 30,	As of December 31,
	2017 (Unaudited)	2016	2015
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	102,596	145,404	111,818
Inventories	151,052	111,754	85,286
Property, plant and equipment, net	837,360	802,608	696,889
Total assets	1,571,541	1,455,766	1,355,394
Non-current borrowings	537,484	430,304	483,651
Total borrowings	794,279	635,396	723,339
Share Capital	183,573	183,573	183,573
Equity attributable to equity holders of the parent	656,251	664,091	520,084
Non-controlling interest	6,670	7,582	7,335
Number of shares	122,382	122,382	122,382

The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted Consolidated EBITDA to our net profit (loss) for the period, the most directly comparable IFRS financial measure.

	Six Months Ended June 30, 2017 (Unaudited)
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	19,732	3,329	4,320	124	27,505	38,592	–	(10,330)	55,767
Reserve from the sale of non-controlling interests in subsidiaries(2)	–	–	–	–	–	–	–	–	–
Adjusted Segment EBIT (unaudited)(1)	19,732	3,329	4,320	124	27,505	38,592	–	(10,330)	55,767
Depreciation and amortization	692	1,886	494	60	3,132	53,034	–	–	56,166
Adjusted Segment EBITDA (unaudited)(1)	20,424	5,215	4,814	184	30,637	91,626	–	(10,330)	111,933
Reconciliation to Profit
Profit for the period									9,768
Income tax expense									5,811
Interest expense, net									20,777
Foreign exchange, net									11,883
Other financial results, net									7,528
Adjusted Consolidated EBIT (unaudited)(1)									55,767
Depreciation and amortization									56,166
Adjusted Consolidated EBITDA (unaudited)(1)									111,933

(1)     See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)     This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	Six Months Ended June 30, 2016 (Unaudited)
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	19,680	7,841	929	380	28,830	33,272	–	(9,637)	52,465
Reserve from the sale of non-controlling interests in subsidiaries(2)	–	–	–	–	–	–	–	–	–
Adjusted Segment EBIT (unaudited)(1)	19,680	7,841	929	380	28,830	33,272	–	(9,637)	52,465
Depreciation and amortization	676	1,173	490	110	2,449	39,456	–	–	41,905
Adjusted Segment EBITDA (unaudited)(1)	20,356	9,014	1,419	490	31,279	72,728	–	(9,637)	94,370
Reconciliation to Profit									–
Loss for the period									(14,998)
Income tax expense									4,616
Interest expense, net									17,408
Foreign exchange, net									12,276
Other financial results, net									33,163
Adjusted Consolidated EBIT (unaudited)(1)									52,465
Depreciation and amortization									41,905
Adjusted Consolidated EBITDA (unaudited)(1)									94,370

(1)     See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)     This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	Year Ended December 31, 2016
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	26,093	8,932	4,753	8,893	48,671	142,835	–	(20,957)	170,549
Reserve from the sale of non-controlling interests in subsidiaries(2)	–	–	–	–	–	–	–	–	–
Adjusted Segment EBIT (unaudited)(1)	26,093	8,932	4,753	8,893	48,671	142,835	–	(20,957)	170,549
Depreciation and amortization	1,369	2,766	964	192	5,291	122,209	–	–	127,500
Adjusted Segment EBITDA (unaudited)(1)	27,462	11,698	5,717	9,085	53,962	265,044	–	(20,957)	298,049
Reconciliation to Profit
Profit for the year									3,739
Income tax expense									9,387
Interest expense, net									40,527
Foreign exchange, net									19,062
Other financial results, net									97,834
Adjusted Consolidated EBIT (unaudited)(1)									170,549
Depreciation and amortization									127,500
Adjusted Consolidated EBITDA (unaudited)(1)									298,049

(1)    See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)    This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	Year Ended December 31, 2015
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	30,784	3,287	4,900	401	39,372	69,925	7,914	(21,776)	95,435
Reserve from the sale of non-controlling interests in subsidiaries(2)	–	–	–	–	–	–	16,066	–	16,066
Adjusted Segment EBIT (unaudited)(1)(3)	30,784	3,287	4,900	401	39,372	69,925	23,980	(21,776)	111,501
Depreciation and amortization	2,427	2,987	1,456	276	7,146	97,255	–	–	104,401
Adjusted Segment EBITDA (unaudited)(1)	33,211	6,274	6,356	677	46,518	167,180	23,980	(21,776)	215,902
Reconciliation to Profit
Profit for the year									(4,351)
Income tax expense									(7,954)
Interest expense, net									41,290
Foreign exchange, net									23,423
Other financial results, net									43,027
Reserve from the sale of non-controlling interests in subsidiaries(2)									16,066
Adjusted Consolidated EBIT (unaudited)(1)									111,501
Depreciation and amortization									104,401
Adjusted Consolidated EBITDA (unaudited)(1)									215,902

(1)    See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)    This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(3)    The line Adjusted Segment EBIT differs from the presentation in the Annual Report due to an inadvertent typographical error.

	Year Ended December 31, 2014
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	34,745	10,937	8,112	288	54,082	69,903	–	(23,233)	100,752
Reserve from the sale of non-controlling interests in subsidiaries(2)	–	–	–	–	–	–	25,508	–	25,508
Adjusted Segment EBIT (unaudited)(1)(3)	34,745	10,937	8,112	288	54,082	69,903	25,508	(23,233)	126,260
Depreciation and amortization	1,926	3,261	1,551	398	7,136	130,538	–	–	137,674
Adjusted Segment EBITDA (unaudited)(1)	36,671	14,198	9,663	686	61,218	200,441	25,508	(23,233)	263,934
Reconciliation to Profit
Profit for the year									11,036
Income tax expense									10,535
Interest expense, net									47,847
Foreign exchange, net									9,246
Other financial results, net									22,088
Reserve from the sale of non-controlling interests in subsidiaries(2)									25,508
Adjusted Consolidated EBIT (unaudited)(1)									126,260
Depreciation and amortization									137,674
Adjusted Consolidated EBITDA (unaudited)(1)									263,934

(1)    See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)    This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(3)    The line Adjusted Segment EBIT differs from the presentation in the Annual Report due to an inadvertent typographical error.

	For the year ended December 31,
	2016	2015	2014
	(In thousands of $)
Adjusted Free Cash Flow
Net cash generated from operating activities	255,401	145,186	120,151
Net cash used in investing activities	(122,014)	(125,051)	(300,472)
Interest paid	(48,400)	(48,438)	(48,899)
Proceeds from the sale of non-controlling interest in subsidiaries	–	21,964	49,343
Expansion Capital expenditures reversal (unaudited)	48,295	87,956	237,277
Adjusted Free Cash Flow from Operations (unaudited)	133,282	81,617	57,400
Expansion Capital expenditures (unaudited)	(48,295)	(87,956)	(237,277)
Adjusted Free Cash Flow (unaudited)	84,987	(6,339)	(179,877)

	As of June 30,				As of December 31,
	2017 (Unaudited)		2016 (Unaudited)		2016		2015		2014
Indebtedness
Net Debt (unaudited)	574,345		623,470		476,828		524,445		584,711
Net Debt / Adjusted Consolidated EBITDA(1) (unaudited)	1.82	x	2.57	x	1.60	x	2.43	x	2.22	x

Reconciliation - Net Debt
Net Debt (unaudited)	574,345		623,470		476,828		524,445		584,711
Cash and cash equivalents	219,934		167,587		158,568		198,894		113,795
Total Borrowings	794,279		791,057		635,396		723,339		698,506

(1)	Last twelve months.

Reconciliation of Adjusted Free Cash Flow to Net (decrease)/increase in Cash and Cash Equivalents

	For the year ended December 31,
	2016	2015	2014
	(In thousands of $)
Adjusted Free Cash Flow (unaudited)	84,987	(6,339)	(179,877)
Net cash generated from financing activities	(181,682)	92,413	73,289
Interest Paid	48,400	48,438	48,899
Proceeds from the sale of minority interest in subsidiaries	–	(21,964)	(49,343)
Net (decrease)/increase in cash and cash equivalents	(48,295)	112,548	(107,032)

Reconciliation of Adjusted Free Cash Flow from operations to Net (decrease)/increase in Cash and Cash Equivalents

	For the year ended December 31,
	2016	2015	2014
	(In thousands of $)
Adjusted Free Cash Flow from Operations (unaudited)	133,282	81,617	57,400
Net cash generated from financing activities	(181,682)	92,413	73,289
Interest Paid	48,400	48,438	48,899
Proceeds from the sale of minority interest in subsidiaries	–	(21,964)	(49,343)
Expansion Capital Expenditures (unaudited)	(48,295)	(87,956)	(237,277)
Net (decrease)/increase in cash and cash equivalents	(48,295)	112,548	(107,032)

The following table shows a reconciliation of Adjusted Consolidated Net Income to Profit / (Loss) for the period, the most directly comparable IFRS financial measure.

	For the period ended June 30,		For the year ended December 31,
	2017 (Unaudited)	2016 (Unaudited)	2016	2015	2014
	(In thousands of $)
Profit / (Loss) for the period	9,768	(14,998)	3,739	(4,351)	11,036
Cash Flow Hedge - Transfer from equity	3,320	23,594	85,214	32,700	12,031
Foreign exchange losses - net	11,883	12,276	19,062	23,423	9,246
Reserve from the sale of non-controlling interests in Subsidiaries	–	–	–	16,066	25,508
Adjusted Consolidated Net Income	24,971	20,872	108,015	67,838	57,821

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.

The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2016/2017	2015/2016	% Change
	Harvest Year (1)	Harvest Year (1)	2016/2017 - 2015/2016
Corn (2)	6.1	6.5	(6.2%	)
Soybean	3.0	2.8	7.1%
Soybean (second harvest)	2.5	2.4	4.2%
Cotton lint	0.1	–	–
Wheat (3)	3.0	2.5	20.0%
Sunflower	1.9	1.6	18.8%
Rice	5.9	5.9	0%
Sugarcane	88.9	107.5	(17.3%	)

(1)	The table above sets forth current yields in respect of harvest years as of June 30. The portion of harvested area completed as of June 30, 2017 was 32.5% for corn, 77% for soybean first harvest, 93% for soybean second harvest, 100% for wheat, 100% for sunflower and 100% for rice. The portion of harvested area completed as of June 30, 2016 was 27% for corn, 95% for soybean first harvest, 87% for soybean second harvest, 100% for wheat, 100% for sunflower and 100% for rice.

(2)	Includes sorghum, chia and peanut.

(3)	Includes barley.

(ii) Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel, (v) farm leases and (iv) labor. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled.

18

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, between June 30, 2016 and June 30, 2017, ethanol prices decreased by 11.1%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data, and sugar prices decreased by 32.1%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from June 30, 2016 to June 30, 2017, soybean prices decreased 19.8% and corn prices increased by 3.3%. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and agricultural produce to third parties.

The following graphs show the spot market price of some of our products since June 30, 2012 to June 30, 2017, highlighting the periods January 1 to June 30, 2016 and January 1 to June 30, 2017:

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting

19

periods. The presentation of production volume (tons) and production area (hectares) in this report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the production area for the periods indicated:

	Six-month period ended June 30,
	2017	2016	Chg (%)
	(Hectares)
Crops (1)	145,410	140,151	3.8%
Rice	39,728	37,565	5.8%
Sugar, Ethanol and Energy	139,605	132,854	5.1%

(1)	Does not include second crop area or forage.

The increase in crop and rice production area in 2017 compared to 2016 was mainly driven by the transformation of underdeveloped hectares and an increase in leased hectares due to higher margins. The increase in sugar, ethanol and energy production area in 2017 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year.

(vi) Effect of Acquisitions and Dispositions

The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition. During the six-month periods ended June 30, 2016 and 2017, there were no significant acquisitions or dispositions.

20

(vii) Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products. As of today, the only product that remains subject to export taxes is soybean and its derivatives. Soybean was subject to an export tax of 35.0% between 2002 and December 2015, when it was reduced to 30.0%. The government recently announced that beginning in January 2018 the export tax on soybean will be gradually reduced by 0.5% per month until the export tax rate reaches 18.0%.

As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of June 30, 2017, the Peso-U.S. dollar exchange rate was Ps.16.6 per U.S. dollar as compared to Ps.15.1 per U.S. dollar as of June 30, 2016. As of June 30, 2017, the Real-U.S. dollar exchange rate was R$3.3 per U.S. dollar as compared to R$3.2 per U.S. dollar as of June 30, 2016.

The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods since June 30, 2012 to June 30, 2017, highlighting the periods January 1 to June 30, 2016 and January 1 to June 30, 2017:

21

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. With the implementation of “continuous harvest”, sugarcane production is more stable during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. Sales of ethanol are generally concentrated during off-season to capture higher seasonal prices. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” in our Annual Report.

(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as “no-till” technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell

22

farms and other rural properties from time to time. Please see also “Risk Factors—Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil—Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” included in “Item 3. Risk Factors” in our Annual Report.

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last two years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting sugarcane and (iv) expanding and upgrading our production facilities. Capital expenditures (including both maintenance and expansion) totaled $107.2 million for the six-month period ended June 30, 2017 in comparison with $60.8 million in the same period of 2016. This increase is primarily due to the renewal and expansion of our sugarcane plantation and the purchase of agricultural and industrial equipment, mainly related to the expansion of crushing capacity in Angélica from 4.8 tons per hour to 5.7 tons per hour. See also “—Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2017 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

The Company’s critical accounting policies and estimates are consistent with those described in Note 33 to the Audited Consolidated Financial Statements included in our Annual Report.

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the

23

nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Company operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•    The Company’s ‘Farming’ business is comprised of four reportable segments:

•	The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties and the purchase and sale of crops produced by third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

•	The Company’s ‘Dairy’ segment consists of the production and sale of milk;

•	The Company’s ‘All other segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•    The Company’s ‘Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•    The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•    The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments

24

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only as of June 30, 2017, we have not yet completed the 2016/2017 harvest year crops. The harvested tons presented corresponds to the harvest completed as of June 30, 2017.

	Six-month period ended June 30,
	2017 (Unaudited)	2016 (Unaudited)	Chg (%)
	(In thousands of $)
Sales
Farming Business	147,934	126,227	17.2%
Crops	84,896	68,097	24.7%
Soybean (1)	40,764	39,358	3.6%
Corn (2)	32,223	16,103	100.1%
Wheat (3)	10,523	5,642	86.5%
Sunflower	438	5,245	(91.6%)
Cotton Lint	46	1,118	(95.9%)
Other crops (4)	902	631	42.9%
Rice (5)	43,278	45,556	(5.0%)
Dairy	19,322	12,029	60.6%
All other segments (6)	438	545	(19.6%)
Sugar, Ethanol and Energy Business	246,687	164,477	50.0%
Sugar	121,801	81,517	49.4%
Ethanol	104,966	69,414	51.2%
Energy	19,875	13,503	47.2%
Other (7)	45	43	4.7%
Total	394,621	290,704	35.7%
Land Transformation (8)	–	–	–

	2016/2017	2015/2016
	Harvest Year (9) (Unaudited)	Harvest Year (9) (Unaudited)	Chg (%)
Production
Farming Business
Crops (tons) (10)	460,037	391,776	17.4%
Soybean (tons)	225,795	223,915	0.8%
Corn (tons) (2)	108,615	70,173	54.8%
Wheat (tons) (3)	115,336	82,167	40.4%
Sunflower (tons)	10,112	15,521	(34.8%)
Cotton Lint (tons)	179	–	–
Rice (11) (tons)	234,818	220,758	6.4%
25

	Six-month period ended June 30,
	2017 (Unaudited)	2016 (Unaudited)	Chg (%)
Processed rice (12) (tons)	121,096	106,517	13.7%
Dairy (13) (thousand liters)	43,517	43,085	1.0%
Sugar, Ethanol and Energy Business
Sugar (tons)	202,455	217,449	(6.9%)
Ethanol (cubic meters)	149,414	160,111	(6.7%)
Energy (MWh)	269,779	290,705	(7.2%)
Land Transformation Business (hectares traded)	–	–	–

	2016/2017	2015/2016
	Harvest Year (Unaudited)	Harvest Year (Unaudited)	Chg (%)
	(Hectares)
Planted Area
Farming Business (14)
Crops	190,348	178,608	6.6%
Soybean	84,499	88,429	(4.4%)
Corn (2)	54,612	42,722	27.8%
Wheat (3)	38,008	32,396	17.3%
Sunflower	5,413	9,548	(43.3%)
Cotton	2,640	–	–
Forage	5,177	5,514	(6.1%)
Rice	39,728	37,565	5.8%
Total Planted Area	230,076	216,173	6.4%
Second Harvest Area	39,698	32,942	20.5%
Leased Area	64,245	57,668	11.4%
Owned Croppable Area (15)	120,956	120,065	0.7%

	2017	2016	Chg (%)
Sugar, Ethanol and Energy Business
Sugarcane plantation	139,605	132,854	5.1%
Owned land	9,145	9,145	0.0%
Leased land	130,460	123,709	5.5%

(1)	Includes soybean, soybean oil and soybean meal.
(2)	Includes sorghum, chia and peanuts.
(3)	Includes barley.
(4)	Includes seeds and farming services.
(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(6)	All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Annual Report.
(7)	Includes operating leases and other services.
(8)	Represents capital gain from the sale of land.
(9)	The table reflects the production in respect of harvest years as of June 30.
(10)	Crop production does not include tons 28,100 and 31,755 tons of forage produced as of June 30, in the 2016/2017 and 2015/2016 harvest years, respectively.
(11)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.
26

(12)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(13)	Raw milk produced at our dairy farms.
(14)	Includes hectares planted in the second harvest.
(15)	Does not include potential croppable areas being evaluated for transformation and does not include forage area.
27

Six-month period ended June 30, 2017 as compared to six-month period ended June 30, 2016

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Six-month period ended June 30,
	2017 (Unaudited)	2016 (Unaudited)
	(In thousands of $ )
Sales of goods and services rendered	394,621	290,704
Cost of goods sold and services rendered	(335,309)	(238,428)
Initial recognition and Changes in fair value of biological assets and agricultural produce	22,702	83,494
Changes in net realizable value of agricultural produce after harvest	3,193	(369)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	85,207	135,401
General and administrative expenses	(28,501)	(21,610)
Selling expenses	(37,077)	(27,165)
Other operating income, net	36,138	(34,161)
Profit from Operations Before Financing and Taxation	55,767	52,465
Finance income	5,222	5,071
Finance costs	(45,410)	(67,918)
Financial results, net	(40,188)	(62,847)
Profit / (Loss) Before Income Tax	15,579	(10,382)
Income tax expense	(5,811)	(4,616)
Profit / (Loss) for the Period	9,768	(14,998)

Sales of Goods and Services Rendered

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017 (Unaudited)	84,896	43,278	19,322	438	246,687	394,621
2016 (Unaudited)	68,097	45,556	12,029	545	164,477	290,704

Sales of manufactured products and services rendered increased 35.7%, from $290.7 million during the six-month period ended June 30, 2016 to $394.6 million during the same period in 2017, primarily as a result of:

• a $82.2 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 29.3% increase in the price of sugar, from $329.3 per ton during the six-month period ended June 30, 2016 to $425.8 per ton during the same period in 2017; (ii) a 16.4% increase in the price of ethanol, from $482.0 per cubic meter during the six-month period ended June 30, 2016 to $561.1 per cubic meter during the same period in 2017; (iii) a 40.5% increase in the price of energy, from $46.4 per MWh during the six-month period ended June 30, 2016 to

28

$65.2 in the same period in 2017; (iv) a 22.5% increase in the volume of sugar and ethanol sold, measured in TRS(*), from 502.2 thousand tons during the six-month period ended June 30, 2016 to 615.3 thousand tons during the same period in 2017; and (v) a 9.4% increase in the volume of energy sold, from 290.7 thousand MWh during the six-month period ended June 30, 2016 to 318.1 thousand MWh in the same period in 2017. The increase in volume of sugar and ethanol sold was due to an inventories sell-off of 56.5 thousand tons in 2017 compared to an inventories build-up of 71.1 thousand tons measured in TRS in 2016. The increase in the volume of energy sold was due to the 17.9% increase in cogeneration efficiency, from 58.3 KWh per ton during the six-month period ended June 30, 2016 to 68.7 KWh per ton during the same period in 2017, which is primarily due to improvements in the cogeneration process coupled with more straw collected from the fields and burned in the boilers to take advantage of high spot energy prices. These increases were partially offset by a 6.5% decrease in sugarcane milled, from 4.2 million tons in the six-month period ended June 30, 2016 to 3.9 million tons in the same period in 2017. The decrease in sugarcane milled is due to above average rains during April and May 2017, which slowed down the sugarcane harvesting process and reduced milling for the period by 4.7%, from 91 effective milling days during the six-month period ended June 30, 2016 to 86 days during the same period in 2017. The decrease in effective milling days was partially offset by a 3.7% increase in daily milling, from 43.7 thousand tons per day in the six-month period ended June 30, 2016 to 45.3 thousand tons per day in the same period in 2017. The increase in the daily milling was due to the expansion of the installed capacity in Angélica and a general enhancement of operational efficiencies.

The following chart sets forth the variables that determine our Sugar and Ethanol sales:

(*) On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

29

The following chart sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Six-month period ended June 30,
	2017	2016	Chg %	2017	2016	Chg %	2017	2016	Chg %
	(Unaudited)
	(In millions of $)			(In thousands units)			(In dollars per unit)
Ethanol (M3)	105.0	69.4	51.3%	187.1	144.0	29.9%	561.1	482.0	16.4%
Sugar (tons)	121.8	81.5	49.4%	286.0	247.5	15.6%	425.8	329.3	29.3%
Energy (MWh)	19.9	13.5	47.4%	318.1	290.7	9.4%	62.5	46.4	34.7%
Total	246.7	164.5	50.0%

●	a $16.8 million increase in our Crops segment mainly driven by: (i) a 104.2% increase in the volume of corn sold, from 93.2 thousand tons in the six-month period ended June 30, 2016 to 190.3 thousand tons in the same period in 2017; (ii) a 85.4% increase in the volume of wheat sold, from 37.0 thousand tons during the six-month period ended June 30, 2016 to 68.6 thousand tons in the same period in 2017; and (iii) a 8.7% increase in soybean prices, from $262.7 per ton in the six-month period ended June 30, 2016 to $285.6 per ton in the same period in 2017 due to a higher proportion of FOB sales compared to FAS sales in 2017. FOB sales are booked gross of export taxes, increasing final selling price without impacting margins. The increase in the volume of corn sold was mainly driven by: (i) higher sales of commercialized corn from third parties profiting from arbitrage opportunities, from 10.5 thousand tons in the six-month period ended June 30, 2016 to 143.0 thousand tons in the same period for 2017, and (ii) an increase in planted area due to crop rotation and higher expected margins, partially offset by an inventories build-up of 69.2 thousand tons during the six-month period ended June 30, 2017, compared to a build-up of 19.1 thousand tons during the same period in 2016. The increase in the volume of wheat sold was due to (i) a 19.6% increase in yields, from 2.5 tons per hectare in the six-month period ended June 30, 2016 to 3.0 tons per hectare in the same period in 2017; (ii) an increase in planted area due to crop rotation and higher expected margins, partially offset by an inventories sell-off in the six-month period ended June 30, 2017 of 38.7 thousand tons compared to an inventories sell-off of 20.1 thousand tons in the same period in 2016. These increases in our Crops segment were partially offset by: (a) a decrease in corn prices, from $172.7 per ton in the six-month period ended June 30, 2016 to $169.3 per ton in the same period in 2017; and (b) a decrease in the volume of soybean sold, from 149.8 thousand tons during the six-month period ended June 30, 2016 to 142.7 thousand tons during the same period in 2017, mainly due to an inventories build-up in 2017 of 138.7 thousand tons compared to an increase of 92.9 thousand tons in 2016, partially offset by the higher volumes of commercialization of third party production, from 1.0 thousand tons during the six-month period ended June 30, 2016 to 33.4 thousand tons during the same period in 2017.
30

	Six-month period ended June 30,
	2017	2016	Chg %	2017	2016	Chg %	2017	2016	Chg %
	(Unaudited)
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	40.8	39.4	3.6%	142.7	149.8	(4.7%)	285.6	262.7	8.7%
Corn (1)	32.2	16.1	100.0%	190.3	93.2	104.2%	169.3	172.7	(2.0%)
Wheat (2)	10.5	5.6	87.5%	68.6	37.0	85.4%	153.4	152.3	0.7%
Others	1.4	7.0	(80.0%)
Total	84.9	68.1	24.7%

(1) Includes sorghum.

(2) Includes barley.

●	a $7.3 million increase in our Dairy segment mainly caused by: (i) a 48.9% increase in fluid milk prices from $0.24 per liter in the six-month period ended June 30, 2016 to $0.35 per liter in the same period in 2017 due to unfavorable weather conditions in Argentina that negatively impacted production at country level; (ii) a 1.0% increase in the amount of liters of fluid milk sold, from 42.2 million liters in the six-month period ended June 30, 2016 to 42.6 million liters in the same period in 2017; and (iii) a 433.3% increase in the volume of powder milk sold from 0.2 thousand tons in the six-month period ended June 30, 2016 to 0.8 thousand tons in the same period of 2017. The increase in the amount of volumes sold is attributable to (a) an 0.9% increase in cow productivity, from 35.0 liters per day per cow during the six-month period ended June 30, 2016 to 35.3 liters per day per cow during the same period in 2017 due to enhanced operating efficiencies; and (b) an 0.6% increase in the size of the milking cow herd driven by enhanced reproductive efficiencies at our two free-stall dairy facilities, from an average of 6,762 heads in the six-month period ended June 30, 2016 to an average of 6,805 heads in the same period in 2017. In our free-stall production system, cows are confined in barns where they are protected from harsh weather conditions (rain, wind, heat, etc.), and as a result, our productivity was not affected by the unfavorable weather conditions.

This was partially offset by:

●	a $2.3 million decrease in our Rice segment, mainly due to a 25.0% decrease in the volume of white rice sold measured in tons of rough rice, from 164.0 thousand tons during the six-month period ended June 30, 2016 to 123.0 thousand tons during the same period in 2017, which was partially offset by (i) a 22.5% increase in white rice prices, from $245.8 per ton of rough rice equivalent in the six-month period ended June 30, 2016 to $301.2 per ton of rough rice equivalent in the same period in 2017; and (ii) a 52.3% increase in the sale of by-products, from $4.1 million in the six-month period ended June 30, 2016 to $6.2 million in the same period in 2017. The decrease in the volume of white rice sold is explained by: (a) higher inventories build-up of 114.6 thousand tons during the six-month period ended June 30, 2017 compared to 90.1 thousand tons during the same period in 2016; which was partially offset by a 5.6% increase in the area under production from 37.6 thousand hectares in the six-month period ended June 30, 2016 to 39.7 thousand hectares in the same period in 2017.

Cost of Goods and Services Rendered

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017 (Unaudited)	(84,692)	(37,702)	(18,988)	(175)	(193,752)	(335,309)
2016 (Unaudited)	(68,009)	(40,673)	(11,995)	(96)	(117,655)	(238,428)

In the case of our agricultural produce sold to third parties (i.e. soybean, corn, wheat and fluid milk), the value of Cost of Goods and Services Rendered is equal to the value of Sales and Services Rendered. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” When the

31

agricultural produce is sold to third parties we do not record any additional profit as the gain or loss has already been recognized.

In the case of our manufactured products sold to third parties (i.e. sugar, ethanol, energy and white rice), the profit is recognized when they are sold. The Cost of Goods and Services Rendered of these products includes, among others, the cost of the agricultural produce (i.e. harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.

Cost of manufactured products sold and services rendered increased 40.6%, from $238.4 million during the six-month period ended June 30, 2016 to $335.3 million during the same period in 2017. This increase was primarily due to:

●	a $76.1 million increase in our Sugar, Ethanol and Energy segment, mainly due to the 22.5% increase in the volume of sugar and ethanol sold measured in TRS and a higher unitary cost in dollar terms due to the appreciation of the Brazilian Real in the six-month period ended June 30, 2017 compared to the same period in 2016.

●	a $16.7 million increase in our Crops segment mainly due to the increase in Sales of Goods and Services Rendered.

●	a $7.0 million increase in our Dairy segment mainly due to the increase in Sales of Goods and Services Rendered.

Partially offset by:

●	a $3.0 million decrease in our Rice segment, mainly due to the 25.0% decrease in volume sold, partially offset by a 23.6% increase in the unitary cost in dollar terms due to the higher rate of inflation, as compared to depreciation, of the Argentine Peso during the six-month period ended June 30, 2017 compared to the same period in 2016.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017 (Unaudited)	17,343	5,796	4,528	163	(5,128)	22,702
2016 (Unaudited)	45,657	9,458	1,625	90	26,664	83,494

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 72.8%, from $83.5 million during the six-month period ended June 30, 2016 to $22.7 million during the same period in 2017. The decrease was mainly due to:

●	A $31.8 million decrease in our Sugar, Ethanol and Energy segment from a gain of $26.7 million during the six-month period ended June 30, 2016 (of which $8.4 million were unrealized) to a loss of $5.1 million during the same period in 2017 (which includes $17.4 million of unrealized losses). This decrease was mainly due to:

-	a $35.7 million decrease in the recognition at fair value less cost to sell of non-harvested sugarcane, from a gain of $18.3 million during the six-month period ended June 30, 2016 to a loss of $17.4 million in the same period in 2017, mainly generated
32

by: (i) a decrease in projected sugar prices for the following 12-months, which input is used in the discounted Cash-Flow model that determines the value of our sugarcane plantation as of June 30; and (ii) a decrease in projected sugarcane yields. Expected yields in 2016 were exceptionally above average due to favorable weather conditions.

Partially offset by:

-	a $3.9 million increase in the recognition at fair value less cost to sell of harvested sugarcane at the point of harvest, from $8.4 million during the six-month period ended June 30, 2016 to $12.2 million during the same period in 2017 due to: (i) higher actual sugar prices; and (ii) an 8.3% increase in the harvested area, from 37.1 thousand hectares in the six-month period ended June 30, 2016 to 40.2 thousand hectares in the same period in 2017. This increase was partially offset by a 17.3% decrease in sugarcane yields, from 107.5 tons per hectare in the six-month period ended June 30, 2016 to 88.9 tons per hectare in the same period in 2017, due to above average yields achieved in 2016 as a result of favorable weather conditions.

•	A $28.3 million decrease in our Crops segment from $45.7 million during the six-month period ended June 30, 2016 (of which $24.5 million were unrealized) to $17.3 million during the same period in 2017 (of which $9.9 million were unrealized). This decrease is primarily due to:

o	a $7.8 million decrease in the recognition at fair value less cost to sell of non-harvested crops, from a gain of $8.6 million in the six-month period ended June 30, 2016 to $0.8 million in the same period in 2017, mainly due to lower projected margins for corn due to lower projected yields and higher costs.

o	a decrease of $20.4 million in the recognition at fair value less cost to sell of crops at the point of harvest, from $37.1 million in the six-month period ended June 30, 2016 to $16.7 million in the same period in 2017, mainly due to lower soybean prices at the moment of harvesting and higher costs.

•	A $3.7 million decrease in our Rice segment, due to a decrease in the recognition at fair value less cost to sell of harvested rice at the point of harvest, from $9.5 million during the six-month period ended June 30, 2016 (of which $6.8 million were unrealized) to $5.8 million during the same period in 2017 (of which $4.4 million were unrealized), mainly due to the real appreciation of the Argentine Peso in 2017.

These decreases were partially offset by:

•	a $2.9 million increase in our Dairy segment, mainly due to the increase in the recognition at fair value less cost to sell of fluid milk, from $1.6 million during the six-month period ended June 30, 2016 to $4.0 million during the same period in 2017, mainly due to the 48.9% increase in fluid milk prices.
33

Changes in Net Realizable Value of Agricultural Produce after Harvest

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017 (Unaudited)	3,193	-	-	-	-	3,193
2016 (Unaudited)	(369)	-	-	-	-	(369)

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased from a loss of $0.4 million during the six-month period ended June 30, 2016 to a $3.2 million gain during the same period in 2017. This increase is mainly explained by the result of the mark-to-market of soybean forward contracts which generated a loss in 2016 due to an increase in prices during the period and a gain in 2017 due to a decrease in prices during the period. The gain during the first six months of 2017 was partially offset by the negative impact of the reduction of prices during the period on inventories.

General and Administrative Expenses

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017 (Unaudited)	(1,401)	(2,279)	(496)	(88)	(13,984)	(10,253)	(28,501)
2016 (Unaudited)	(1,315)	(1,433)	(505)	(141)	(8,541)	(9,675)	(21,610)

Our general and administrative expenses increased 31.9%, from $21.6 million during the six-month period ended June 30, 2016 to $28.5 million during the same period in 2017. The increase is mainly explained by the appreciation of the Brazilian Real and the Argentine Peso in real terms.

Selling Expenses

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017 (Unaudited)	(2,946)	(6,401)	(468)	(53)	(27,150)	(59)	(37,077)
2016 (Unaudited)	(2,440)	(5,260)	(341)	(19)	(19,080)	(25)	(27,165)

Selling expenses increased 36.5%, from $27.2 million during the six-month period ended June 30, 2016 to $37.1 million during the same period in 2017, mainly due to increased expenses in our Sugar, Ethanol and Energy segment. The increase in this segment is mainly explained by the 22.5% increase in sugar and ethanol sales measured in TRS coupled with the appreciation of the Brazilian Real. Selling expenses also increased in our Rice segment primarily due to the combined effect of a 52.3% increase in the sale of by-products and the appreciation in real terms of the Argentine Peso.

34

Other Operating Income, Net

Six-month period ended June 30,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017 (Unaudited)	3,339	637	422	(161)	31,919	(18)	36,138
2016 (Unaudited)	(21,941)	193	116	1	(12,593)	63	(34,161)

Other operating income increased from a $34.2 million loss during the six-month period ended June 30, 2016 to a $36.1 million gain during the same period in 2017, primarily due to:

•	a $44.5 million increase in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of our sugar hedge positions;

•	a $25.3 million increase in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.

Other operating income, net of our Rice, Dairy, All other segments, Land Transformation and Corporate segments remained essentially unchanged.

Financial Results, Net

Our financial results, net improved from a loss of $62.8 million during the six-month period ended June 30, in 2016 to a loss of $40.2 million during the same period in 2017. This was mainly due to: (a) a $23.6 million loss that was reclassified from Equity to the “Financial Result, net” line item in the six-month period ended June 30, 2016, in comparison with the $3.3 million loss that was reclassified in the same period in 2017, as a result of the Brazilian Real appreciation (see “—Hedge Accounting—Cash Flow Hedge” described on Note 2 to our Unaudited Interim Consolidated Financial Statements); and (b) a 67.7% decrease in the losses on the mark-to-market of currency derivative positions from a loss of $6.8 million in the six-month period ended June 30, 2016 to a loss of $2.2 million in the same period in 2017. These decreases were partially offset by a 17.1% increase in interest expenses, from $22.0 million in the six-month period ended June 30, 2016 to $25.8 million in the same period in 2017, mainly explained by the appreciation of the Brazilian Real which impacted our Real-denominated debt.

35

The following table sets forth the breakdown of financial results for the periods indicated.

	Six-month period ended June 30,
	2017 (Unaudited)	2016 (Unaudited)
	(In $ thousands)
Interest income	5,021	4,621
Interest expense	(25,798)	(22,029)
Foreign exchange losses, net	(11,883)	(12,276)
Cash flow hedge – transfer from equity	(3,320)	(23,594)
Loss from interest rate /foreign exchange rate derivative financial instruments	(2,195)	(6,806)
Taxes	(1,304)	(1,231)
Other Expenses	(709)	(1,532)
Total Financial Results	(40,188)	(62,847)

Income Tax expense

Current income tax charge totaled a loss of $5.8 million during the six-month period ended June 30, 2017, which equates to a consolidated effective tax rate of 37.3%. For the same period in 2016, we registered an income tax loss of $4.6 million, which equates to a consolidated effective tax rate of 44.5%. In the six-month period ended June 30, 2016, despite having a loss before income tax, we recognized an income tax expense, because we had nondeductible expenses in Uruguay for $3.4 million in losses relating to derivatives and some nondeductible items in Brazil of $2.2 million mainly related to thin capitalization limits applicable to the deductibility of interest expense.

Profit for the period

As a result of the foregoing, our net income during the six-month period ended June 30, 2017 increased $24.8 million, from a loss of $15.0 million during the same period in 2016 to a gain of $9.8 million in 2017.

Liquidity and Capital Resources

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the amount of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of cash flows from operations, shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

36

Six-month period ended June 30, 2017 and 2016

The table below reflects our statements of Cash Flow for the six-month period ended June 30, 2017 and 2016.

	For the six-month period ended June 30,
	2017	2016
	(Unaudited)	(Unaudited)
	(In $ thousands)
Cash and cash equivalent at the beginning of the period	158,568	198,894
Net cash generated from operating activities	50,899	9,762
Net cash used in investing activities	(101,391)	(55,463)
Net cash generated by financial activities	118,963	4,313
Effect of exchange rate changes on cash and cash equivalent	(7,105)	10,081
Cash and cash equivalent at the end of the period	219,934	167,587

Operating Activities

Period ended June 30, 2017

Net cash generated by operating activities was $50.9 million for the six-month period ended June 30, 2017. During this period, we generated a net profit of $9.8 million that included non-cash charges relating primarily to depreciation and amortization of $56.2 million, losses from interest and other expenses, net of $21.2 million and losses from foreign exchange, net of $11.9 million. All these effects were partially offset by a gain from derivative financial instruments of $36.6 million and initial recognition and changes in fair value of non-harvested biological assets unrealized of $2.4 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $24.6 million, primarily due to an increase of $29.1 million in trade and other receivables, an increase of $29.7 million in inventories and a decrease of $32.9 million in trade and other payables. All these effects were partially offset by a decrease of $40.0 million in derivative financial instruments related to a gain generated by derivative instruments, mainly futures, in our Sugar, Ethanol and Energy segment and a decrease of $25.7 million in biological assets.

Period ended June 30, 2016

Net cash generated by operating activities was $9.8 million for the six-month period ended June 30, 2016.

During this period, we generated a net loss of $15.0 million that included non-cash charges relating primarily to depreciation and amortization of $41.9 million, losses from derivative financial instruments and forwards contracts of $41.1 million, losses from foreign exchange, net of $12.3 million and $18.9 million interest and other expenses, net. All of these effects were partially offset by a gain from initial recognition and changes in fair value of unrealized non-harvested biological assets of $49.6 million.

In addition, other changes in operating assets and liability balances resulted in a net decrease in cash of $71.1 million, primarily due to an increase of $43.9 million in trade and other receivables, an increase of $37.5 million in inventories and an increase of $19.6 million

37

in derivative financial instruments related to a loss generated by derivative instruments, mainly futures, in both Sugar, Ethanol and Energy and Crops segments. All of these effects were partially offset by a decrease of $15.5 million in biological assets and an increase of $11.5 million in trade and other payables.

Investing Activities

Period ended June 30, 2017

Net cash used in investing activities totaled $101.4 million in the six-month period ended June 30, 2017. Capital expenditures totaled $107.2 million, directed to (i) due to $36.8 million related to the renewal and expansion of our sugarcane plantation and (Ii) $69.2 million related to the purchase of agricultural and industrial equipment, mainly related to the expansion of crushing capacity in Angélica, from 4.8 tons per hour to 5.7 tons per hour, partially offset by interest gains of $5.0 million.

Period ended June 30, 2016

Net cash used in investing activities totaled $55.5 million in the six-month period ended June 30, 2016, primarily due to expenditures related to the renewal of our sugarcane plantation totaling $60.0 million.

Financing Activities

Period ended June 30, 2017

Net cash generated by financing activities was $118.9 million in the six-month period ended June 30, 2017, primarily derived from the incurrence of (i) a new syndicated long term loan with Rabobank and ING, among others, in the amounts of $149.8 million, the proceeds of which were mainly used to refinance long term borrowings and to finance capital expenditures mainly for our Sugar, Ethanol and Energy business; and (ii) a short term loan of $84.6 million to finance working capital. This effect was primarily offset by net payments of long term borrowings in the amounts of $103.7 million, $22.5 million of interest paid and $8.7 million of shares repurchased.

Period ended June 30, 2016

Net cash generated by financing activities was $4.3 million in the six-month period ended June 30, 2016, primarily derived from new long and short term loans in the amounts of $42.7 million and $147.5 million, respectively, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development. This effect was partially offset by net payments of short and long term borrowings in the amounts of $94.9 million and $69.5 million, respectively. During this period, interest paid totaled $20.5 million.

38

Cash and Cash Equivalents

Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” in our Annual Report). As of June 30, 2017, our cash and cash equivalents amounted to $219.9 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

•	pay dividends

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	June 30, 2017	December 31, 2016
	(unaudited, in millions of $)
Fixed rate:
Less than 1 year	154,118	67,682
Between 1 and 2 years	41,525	43,630
39

	June 30, 2017	December 31, 2016
	(unaudited, in millions of $)
Between 2 and 3 years	33,171	40,047
Between 3 and 4 years	22,784	21,857
Between 4 and 5 years	22,477	21,116
More than 5 years	11,422	20,239
	285,497	214,571
Variable rate:
Less than 1 year	102,624	137,331
Between 1 and 2 years	134,795	150,517
Between 2 and 3 years	90,564	81,947
Between 3 and 4 years	92,433	18,457
Between 4 and 5 years	74,953	18,309
More than 5 years	13,289	14,083
	508,658	420,644
Total	794,155	635,215

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt. During the six-month period ended June 30, 2017, the Company was in compliance with all financial covenants.

Short-term Debt

As of June 30, 2017, our short term debt totaled $256.8 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

40